Exhibit 12.1

Tyme Technologies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,				Six Months ended June 30,
	2012	2013	2014	2015	2016
Determination of earnings
Loss before income taxes	$(887,579)	$(1,057,672)	$(2,660,677)	$(11,726,818)	$ (8,762,453)
Add:
Fixed charges - per below	—	5,885	86,272	54,893	18,616
Total loss	(887,579)	(1,051,787)	(2,574,405)	(11,671,925)	(8,743,837)

Fixed charges:
Interest expense	—	5,885	76,561	38,301	—
Estimated component of rent expense	—	—	9,711	16,592	18,616
Total fixed charges	—	5,885	86,272	54,893	18,616

Ratio of earnings to fixed charges (1)

Deficiency of earnings to cover fixed charges	$887,579	$1,057,672	$2,660,677	$11,726,818	$8,762,453

(1) For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.